EXHIBIT 99.1

Alio Gold Intersects 6.1 G/t au Over 24.9 Metres at Ana Paula; Initiates Surface Drill Program to Target High-Grade Breccia

VANCOUVER, British Columbia, Dec. 04, 2017 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE MKT:ALO) (“Alio Gold” or the “Company”), is pleased to provide an exploration update from its 100% owned Ana Paula project in Guerrero, Mexico, including the completion of the 2,000 metre drill program to twin previous drill holes within the pre-feasibility pit for metallurgical test work samples. The Company has also initiated a surface drill program to target the high-grade breccia below the pre-feasibility pit that will commence in the first quarter of 2018.

Highlights

  Completed 2,000m, drill program for metallurgical sampling, confirming high-grade mineralization and lithology in the Mineral Resource Estimate (‘MRE’) dated May 16, 2017 as per the NI 43-101 Preliminary Feasibility Study
  Drill hole 17-09 intersected 24.9m (from 38.5m to 63.4m) of 6.1 g/t gold which include an interval of 4.4m (from 53.5 to 57.9) of 27.24 g/t gold.
  Commenced construction of the portal site for the underground decline
  Underground mining equipment mobilized and enroute to site
  Initiated 4,000m surface drilling program to enhance existing information on deeper high-grade breccia extension before Definitive Feasibility Study (“DFS”) completion in Q2 2018 and to test a priority target north of the current pre-feasibility pit

“The second set of results of the drill program have continued to confirm previous drilling providing confidence in the robustness of the block model,” said Greg McCunn, Chief Executive Officer. “The drill program was primarily designed to supply a variety of rock types and grade to allow the creation of composite samples intended for the metallurgical test program. The samples from the drill core are representative of the material within the proposed pre-feasibility pit and will undergo metallurgical testing with results to be incorporated into the DFS. The DFS is currently underway and on track to be completed in the second quarter of 2018.”

The Company initiated an extensive exploration program in the third quarter of 2017 at Ana Paula which includes:

Twin hole drilling program for metallurgical samples

This program which is now completed, was intended to provide sufficient material within the proposed open pit for metallurgical testing. Drill results for hole APM-17-04 and APM-17-05 were previously announced on October 24th, 2017.  The final results for holes APM-17-06 through APM-17-10 are shown in the table below. Final assays are pending for holes APM-17-11 through APM-17-17.

Hole NB	Material	Azimuth	Dip	Depth From	Depth To	Au (gpt)	Interval length (m)	Estimated True Width
APM-17-06	SED	0	-90	6.5	19.1	2.15	12.6	6.3
APM-17-07	No significant assays
APM-17-08	MBX	90	-45	8.6	14.5	1.10	5.9	N/A
APM-17-08	SED			33.9	38.0	0.87	4.1	3.9
APM-17-08	INTRS			197.6	200.7	2.11	3.1	2.9
APM-17-09	HALO	0	-90	38.5	63.4	6.12	24.9	N/A
including				53.5	57.9	27.24	4.4	N/A
APM-17-09	HALO			75.2	88.3	4.55	13.1	N/A
APM-17-10	HALO	90	-65	28.6	41.8	1.50	13.2	N/A

Note on true width calculation:
For the complex breccia and surrounding halo mineralization and in the monolithic breccia (MBX), the calculation of a true width is inappropriate since these units are not tabular. For the mineralization outside of these units (i.e. sediments (SED) and intrusive (INTRS)) the true width can be estimated since the mineralization is likely following the stratigraphy.

Deeper Exploration Drilling

In September, the Company initiated the construction of an underground decline to be driven 1,200 metres from a portal site located in the adjacent valley from the proposed pit and approximately 400 meters from the proposed mill site. The decline will provide access for a drill program that is targeted to confirm the continuity and shape of the high-grade gold mineralization below the pre-feasibility pit that is hosted in the complex breccia. It will also provide access to explore the gold mineralization indications at depth hosted in hornfels skarn, typical of the Guerrero Gold Belt and allow a bulk sample to be collected.

A contract has been awarded to construct the decline and contractors have mobilized to site and begun surface preparations, including clearing and preparation of the portal site, the explosives magazine site, establishment of a site camp and upgrades to the existing site access road.  Mobile equipment required for underground mining is enroute to the site and expected to arrive in January. The construction of the underground decline is expected to be completed in mid-2018.

While the decline is in progress, the Company has initiated an exploration program to drill six further holes from surface, targeting the high-grade breccia below the pre-feasibility pit.  The program will commence early in the first quarter of 2018 and is expected to be completed by the second quarter of 2018.

“Adding further data to our knowledge of the extension of the high-grade breccia in the first half of 2018 will allow us to evaluate whether a portion of the extension can be included in the DFS,” commented Greg McCunn, Chief Executive Officer.  “After some further design work, a further six holes were identified that could be drilled cost effectively from surface while we are constructing the decline.”

North Target Surface Exploration

Following the completion of the metallurgical sample drilling the Company is on track to commence the surface drilling on the high priority target that is 100 metres north of the proposed open pit. Structural mapping of the target area is underway and expected to be completed in December after which an airborne magnetic survey will be flown over the target area in January, with drilling expected to commence in the second quarter of 2018.

Regional Exploration Work

Regional exploration work is also advancing on the 56,000 hectare land package. Structural work being conducted on the North Target will be extended to other areas of the concession and airborne magnetic geophysics will also be conducted over a broader target area in early 2018.  The regional program is targeting further breccia or skarn targets that can be subsequently drilled.

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated targeting the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Investor Contact

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Pierre Desautels, P. Geo, a ‘Qualified Person’ as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects who is an independent consultant to the company.

Quality Assurance/Quality Control

Drill holes reported in this press release were drilled using PQ sized diamond drill bits. Company personal are located at the at the drill site. Contractors and employees of Alio Gold conducted all logging and sampling. The core was logged, marked up for sampling using standard lengths of approximately 1.5 meters. Samples are then collected by sawing a ¼ of the PQ core using a diamond saw with the remaining ¾ portion of the PQ core retained for metallurgical test work. The samples were catalogued and placed into sealed bags and securely stored at the site until it was shipped to sample preparation laboratory owned by ALS Chemex in Guadalajra, Mexico. The core was dried and crushed and pulverized to 85% passing 75 microns. The pulps were then shipped for assay to the ALS Chemex located in Vancouver, Canada. At that location, the samples were analysed for gold using fire assay with an atomic absorption finish (FA-AA) on a 50 gram charge. Samples returning over 10 grams per tonnes are re-assayed using a fire assay with a gravimetric finish. Samples were also analyzed for a suite of 35 elements using Aqua Regia Inductively coupled plasma atomic emission spectroscopy (ICP-AES). Over limits for silver, arsenic, zinc were re-assayed using a ore grade ICP-AES method. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, The Labs inserted their own quality control samples.

Cautionary Note to United States Investors
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this news release describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, an Inferred Mineral Resources has a lower level of confidence than an Indicated Mineral Resources and it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition the quantity and grade of reported Inferred resources in this estimation are conceptual in nature, and are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. For these reasons, an Inferred Mineral Resources has a lower level of confidence than an Indicated Mineral Resources and it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.